UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

                                Amendment No. 2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     SPECTRUM INFORMATION TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)

                                 Lawrence Powers
                      Spectrum Information Technology, Inc.
                                  594 Broadway
                                   Suite 1001
                               New York, NY 10012
                                  212 965 0013

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                            Frederic M. Tudor, Esq.
             Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                October 25, 1999
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 847623303               SCHEDULE 13D                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lawrence M. Powers
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,685,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,685,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,685,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 847623303               SCHEDULE 13D                 Page 3 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Powers & Co.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,685,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,685,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,685,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The name of the issuer with respect to which this Amendment 2 on Schedule 13D is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of Issuer's principal executive offices is 594 Broadway, Suite 1001, New York, NY 10012. This statement relates to Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

      (a) This Amendment 2 on Schedule 13D is being filed on behalf of Lawrence Powers and Powers & Co., a private family investment organization which is a sole proprietorship owned by Lawrence Powers.

      (b) Lawrence Powers' home address and the principal place of business of Powers & Co. is 47 Beech Road, Englewood, NJ 07631.

      (c) Lawrence Powers is the Chief Executive Officer and Chairman of the Board of Issuer. Lawrence Powers is the sole owner of Powers & Co., which has no officers.

      (d) Neither Lawrence Powers nor Powers & Co. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Lawrence Powers nor Powers & Co. has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Lawrence Powers is a United States citizen.

      On or about October 25, 1999, Lawrence Powers and Barclay Powers terminated their verbal understanding that the shares of Common Stock held by Barclay Powers would be voted and disposed of by either of them. Barclay Powers thereby assumed sole voting and dispositive power over said shares. Each of Lawrence Powers and Barclay Powers disclaims membership in any "group" with the other within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended

Item 5. Interest in Securities of the Issuer.

      (a) Powers & Co. directly and beneficially owns 1,678,500 shares of Common Stock (See Item 2). By virtue of his ownership of Powers & Co., Lawrence Powers beneficially owns Powers & Co.'s 1,678,500 shares. In each case, this beneficial ownership represents approximately 20.3% of the Common Stock.

      (b) Lawrence Powers has sole voting power and dispositive power with respect to the shares of Common Stock owned by Powers & Co.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Lawrence M. Powers


Date: November 4, 1999                    /s/ Lawrence M. Powers
                                          --------------------------------------


                                          POWERS & CO.


Date: November 4, 1999                    By: /s/ Lawrence M. Powers
                                          --------------------------------------
                                          Name: Lawrence M. Powers
                                          Title: Owner